# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Keros Therapeutics, Inc., CIK 0001664710
CUSIP: 492327101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1050 WALTHAM STREET, SUITE 302, LEXINGTON, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001230239

## Reporting persons
- Alkeon Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,101,000; sole dispositive power 0; shared dispositive power 1,101,000; aggregate amount beneficially owned 1,101,000 (2.7% of the class)
- Panayotis D. Sparaggis: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,101,000; sole dispositive power 0; shared dispositive power 1,101,000; aggregate amount beneficially owned 1,101,000 (2.7% of the class)

## Item 1. Issuer
Name of issuer: Keros Therapeutics, Inc.
Address of issuer's principal executive offices: 1050 Waltham Street, Suite 302, Lexington MA 02421

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(1) Alkeon Capital Management LLC ("Alkeon"), a Delaware limited liability company and the investment manager to certain funds (the "Alkeon Funds"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Keros Therapeutics, Inc. (the "Company") directly held by the Alkeon Funds; and

(2) Panayotis D. Sparaggis ("Mr. Sparaggis") the Founder and Managing Director of Alkeon, with respect to the shares of Common Stock directly held by the Alkeon Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities and Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

This filing constitutes Amendment No. 2 to the original Schedule 13G filed by the undersigned with the Securities and Exchange Commission (the "SEC") on February 13, 2023 (the "Original schedule 13G"), and as amended by Amendment No. 1 thereto filed by the undersigned with the SEC on February 13, 2024. However, this filing is being submitted as an initial Schedule 13G, rather than a Schedule 13G/A, in order to gain access to the EDGAR system under the structured data requirements applicable to Schedule 13G filings (effective December 18, 2024), which does not allow the undersigned to submit this filing as a Schedule 13G/A because the Original Schedule 13G was filed as a Schedule 13G/A.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 350 Madison Avenue, 20th Floor, New York, NY 10017.
Citizenship: The Investment Manager is a Delaware limited liability company. Mr. Sparaggis is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 40,507,409 shares of Common Stock outstanding as of October 31, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 6, 2024.
Percent of class: 2.7
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Alkeon Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alkeon Capital Management LLC: /s/ Jennifer Shufro, Jennifer Shufro, Compliance Officer (02/14/2025)
- Panayotis D. Sparaggis: /s/ Panayotis D. Sparaggis, Panayotis D. Sparaggis, individually (02/14/2025)